

October 13, 2010

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

Re: Keyuan Petrochemicals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 27, 2010
File No. 333-167029

Dear Mr. Tao:

We have reviewed your amended registration statement and response letter filed on September 27, 2010 and have the following comments.

April – May 2010 Private Financing, page 2

1.   You disclose that you will have to pay liquidated damages if your filing does not go effective after 180 calendar days of April 22, 2010. Please tell us your consideration of recognizing a charge to earnings related to your contingent liability, if you have determined that the liability is probable and can be reasonably estimated. Refer to ASC 825-20-35-1.

Statement of Operations Data, page 5

2.   Given the expected increase in outstanding shares since your most recent balance sheet date of June 30, 2010, please revise your filing to present the pro forma EPS for the year ended December 31, 2009 and the three and six months ended June 30, 2010.

Report of Independent Registered Public Accounting Firm, page 53

3.   We note you have included a Statement of Stockholders' Equity as of June 30, 2010, provided EPS information on your income statement, and revised your Statement of Stockholders' Equity as of December 31, 2009. All of which were not included in the original Form S-1 filed May 21, 2010. Given the additional information included in your audited financial statements, please tell us your auditor's consideration of either dual-dating the report or dating it as of the later date (i.e., the date of the event). Please refer to AU Section 530 for guidance. Furthermore, we note your report dated August 6, 2010

does not reference the Statement of Stockholders' Equity. Please revise your filing to include a report that identifies all financial statements covered by your auditor's report. Refer to Rule 2-02(a) of Regulation S-X for guidance.

Pro forma Combined Financial Statements, page 95

4.   We have read your response to comment 12 from our letter dated September 16, 2010. You disclose on page 4 that you currently have 3.2 million shares outstanding and will have 12.1 million outstanding after this offering. Given this increase in outstanding shares your basic pro forma EPS will materially decrease, which would be material to investors. Article 11-01(a)(8) requires that pro forma financial information be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. Furthermore, Article 11-02(b)(7) of Regulation S-X states that primary and fully diluted pro forma per share data based on continuing operations before nonrecurring charges or credits directly attributable to the transaction should be presented on the face of the pro forma condensed income statement together with the number of shares used to compute such per share data. For transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period <u>adjusted to give effect to shares subsequently issued or assumed to be</u> issued had the particular transaction or event taken place at the beginning of the period presented. Please revise your filing to present pro forma basic EPS that gives effect to subsequently issued or assumed to be issued common shares for the year ended December 21, 2009 and six months ended June 30, 2010. Article 11-02(c)(2)(i) of Regulation S-X requires pro forma condensed statements of income for only the <u>most recent fiscal year</u> and for the period from the most recent fiscal year end to the <u>most recent interim date</u> for which a balance sheet is required. Additionally, we note you had a private placement on September 28, 2010. Please include these securities in your calculation of pro forma diluted EPS for the year ended December 31, 2009 and six months ended June 30, 2010.

Item 15. Recent Sales of Unregistered Securities, page 117

5.   We note your response to comment 15 in our letter dated September 16, 2010. Please revise the last four paragraphs to provide the section of the Securities Act or rule under which exemption from registration was claimed for each transaction. Please refer to Item 701(d) of Regulation S-K.

6.   Please disclose the private placement transaction which closed on September 28, 2010. Please provide all information required under Item 701 of Regulation S-K.

Exhibit 23.2

7.   Please amend your filing to provide a consent from your auditors that references their report dated August 6, 2010, rather than August 10, 2010, for the period ended June 30, 2010.

Form 10-Q/A for the quarterly period ended June 30, 2010

Item 4. Controls and Procedures, page 32

Disclosure Controls and Procedures, page 32

8.   Please tell us your basis for the conclusion that your disclosure controls and procedures are effective given your identification of material weaknesses in your internal control over financial reporting.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

        You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 2000
        New York, New York 10004